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Exhibit 99.13

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
Contacts:                  Jerry B. Hook, Ph.D.                           William McCulloch, M.B.,Ch.B.,F.R.C.P.(glasg.),D.R.C.O.G.
                           President & CEO                                Senior VP, Research & Development
                           Sparta Pharmaceuticals, Inc.                   Sparta Pharmaceuticals, Inc.
                           (215) 442-1700, Ext. 205                       (919) 361-3462
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FOR IMMEDIATE RELEASE

Sparta Pharmaceuticals, Inc., in Conjunction with Yale University, Has Received Notification of Allowance of Invention, "Determination of Prodrugs Metabolizable and Therapeutic Use Thereof"

       Horsham, PA, March 16, 1997 -- Sparta Pharmaceuticals, Inc. (NASDAQ:
SPTA, SPTAU, SPTAW, SPTAZ and SPTAL) today announced that they received notification from the United States Patent and Trademark Office of allowance of claims in the patent application entitled, "Determination of prodrugs metabolizable by the liver and therapeutic use thereof." Dr. Yung-chi Cheng of Yale University will be the patent holder, and Sparta has licensed exclusive worldwide rights to the use of the patent from Yale.

This patent, when issued, will cover Sparta's L.A.D.D.TM (Liver Associated Disease Delivery) Technology Program which involves the formulation and administration of pro-drugs which remain inactive until converted into active agents by an enzyme located in the liver. Sparta is actively developing the prodrugs 5-FP and IPdR which are converted in the liver to 5- fluorouracil (5-FU), a widely prescribed chemotherapeutic agent, and iodo-deoxyuridine
(IUdR), a radiosensitizing agent currently in clinical development. Sparta's clinical trials of 5-FP are slated to begin in the near future.

Dr. William McCulloch, Sparta's Senior Vice President of Research and Development, said, "This patent will give Sparta added protection for the valuable asset which we have licensed from Yale University. It not only covers drugs currently in development, but also future compounds which we hope to develop under the L.A.D.D.TM Technology."

This press release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are made based on management's current expectations and beliefs, and actual results may vary from those currently anticipated based upon a number of factors, including uncertainties inherent in the drug development process, including clinical trials. The Company undertakes no obligation to release publicly any revisions which may be made to reflect events or circumstances after the date hereof.

Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases, including cancer, cardiovascular disorders and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or targeting of previously tested, and in some cases marketed, anticancer agents. Sparta's foundation in cancer chemotherapy has recently been augmented by the


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addition of new technology in the rapidly expanding field of serine protease inhibitors. Serine protease inhibitors have wide applications in diverse fields such as inflammation, reperfusion injury and stroke.